"Exemption No. 82-1357"

Continental

Press Release

05012852

Continental AG Announces Layoffs at Stöcken Plant

Weaker market growth forces discontinuation of passenger tire production

Hanover, November 22, 2005. With growth rates failing to meet up to expectations, Continental AG will be reducing staff by roughly 10% at its Hanover-Stöcken plant by the end of 2006. The layoffs affect 320 employees in tire production. "This was not an easy decision for us to take and was preceded by meticulous analysis of various courses of action. The unexpectedly weak growth in passenger tire sales and the facts created by this situation left us no other choice in the end but to schedule discontinuation of passenger tire production in Stöcken as of December 31, 2006 and to demonstrate cost-optimized flexibility at other plants by cutting back the number of shifts," said Manfred Wennemer, chairman of the Executive Board of Continental AG and Board member responsible for the Passenger and Light Truck Tires division.

Wennemer pointed out that it is Continental's fundamental strategy to deal with weaker market in cost-intensive production sectors – which includes tire production – by exhausting capacities at low-cost plants and reducing capacities at high-cost plants. The corporation produces a total of more than 105 million passenger tires each year, mostly at factories with an annual turnout capacity of at least eight million passenger tires. With an annual turnout of around 1.3 million passenger tires, Hanover-Stöcken is Continental's smallest and also its most expensive passenger tire plant overall.

Discontinuation of production also triggers a rescinding of the plant agreement on longer working hours at equal pay for this sector of production. "In concluding the plant agreement of May 2005 and making the production commitment contained therein, management had envisioned a much stronger market development and seen in this a possibility to give the plant a further chance.

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Regretfully, in just a short time it became evident that this assessment was not sustainable. Had the market development been foreseeable at an earlier point in time, the agreement would not, of course, have been concluded," underscored Karlheinz Evertz, who oversees worldwide management of passenger tire production. "The intention of management was neither to stoke uncertainty among the employees or subject them to an emotional roller coaster ride nor to create a horror scenario with the aim of wringing further concessions from the workforce. Under the terms of the plant agreement, in fact, management reserves the right to invoke layoffs under special conditions, in which case the position of the workforce is such as if the plant agreement had never existed. This results, above all, in subsequent crediting in full of the additional hours worked and backpayment of wages on the basis of the collective bargaining agreement. We do not conclude any agreement without this kind of reopener clause that allows us to respond flexibly to unforeseen changes in market developments."

Wennemer indicated that discontinuation of passenger tire production would not have any direct repercussions on tire research and development or on other branches of production at the plant. "Cost optimization is an ever-present duty and one that we can successfully fulfill in Stöcken as well."

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2004 the corporation realized sales of EUR12.6 billion. At present it has a worldwide workforce of more than 81,000.

Dr. Heimo Prokop
Director Corporate Communications
Continental AG
Vahrenwalder Str. 9
D-30165 Hanover
Tel.: +49 511 938-1485
Fax: +49 511 938-1055
Email: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Str. 9
D-30165 Hanover
Tel.: +49 511 938-1278
Fax: +49 511 938-1055
Email: prkonzern@conti.de

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